Exhibit 99.3

KPMG LLP	Telephone (416) 777-8500
Chartered Accountants	Fax (416) 777-8818
Bay Adelaide Centre
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Toronto ON M5H 2S5

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
The Manitoba Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE:	NOTICE OF CHANGE OF AUDITORS OF POINTS INTERNATIONAL LTD. DATED JUNE 13, 2011 PURSUANT TO REGULATION 51-102

With respect to the above-noted Notice of Change of Auditors and pursuant to subparagraph 4.11 of National Instrument 51-102, please be advised that, based upon our knowledge at this time of the relevant information, we are in agreement with the information contained in that notice.

Yours very truly,

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
June 13, 2011

c.c.	Points International Ltd.
Deloitte & Touche LLP

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network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”),
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KPMG Canada provides services to KPMG LLP